Exhibit 5.1

June 16, 2014

XenoPort, Inc.

3410 Central Expressway

Santa Clara, CA 95051

Ladies and Gentlemen:

We have represented XenoPort, Inc. (the “Company”) in connection with the filing of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 12,318,911 shares of the Company’s Common Stock, $0.001 par value per share (the “Shares”), to be issued pursuant to the Company’s 2014 Equity Incentive Plan (the “Plan”), and the preferred stock purchase rights (the “Rights”) associated with the Shares to be issued pursuant to that certain Rights Agreement, dated as of December 15, 2005 (the “Rights Agreement”), between the Company and Mellon Investor Services LLC, as rights agent (the “Rights Agent”), and the Company has requested our opinion in connection with certain related matters.

In connection with this opinion, we have examined the Registration Statement and related prospectus, the Company’s Certificate of Incorporation and Bylaws, each as amended, the Rights Agreement and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. We have also assumed that the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent and that the members of the Board of Directors of the Company (the “Board”) have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement.

Our opinion is expressed only with respect to the federal laws of the United States of America and the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares and the associated Rights, when sold and issued in accordance with the Plan, the Registration Statement and the related prospectus, will be validly issued, and the Shares fully paid and nonassessable (except as to Shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

This opinion does not address the determination a court of competent jurisdiction may make regarding whether the Board may be required to redeem or terminate, or take other action with respect to, the Rights in the future based on the facts and circumstances then existing. Moreover, this opinion addresses corporate procedures in connection with the issuance of the Rights associated with the Shares, and not any particular provision of the Rights or the Rights Agreement. It should be understood that it is not settled whether the invalidity of any particular provision of a rights agreement or purchase rights issued thereunder would invalidate such rights in their entirety.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

XenoPort, Inc.

June 16, 2014

Page Two

Very truly yours,

COOLEY LLP

By:	/s/ Chadwick L. Mills
Chadwick L. Mills

3175 HANOVER STREET, PALO ALTO, CA 94304-1130 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM